Exhibit 10.7

January 1, 2019

Mr. Charles Becher

770 West Solana Circle

Solana Beach, CA 92075

Re: Employment Agreement Amendment #1

Dear Charles:

This letter agreement (the “Agreement”) confirms the terms of your employment with Sonim Technologies, Inc. (the “Company” or “Sonim”). This Agreement and these employment terms supersede and replace in their entirety any and all previous promises, representations and agreements on the subjects covered herein, including (but not limited to) that certain letter agreement between you and the Company dated December 19, 2016.

1. Position and Duties. Effective as of December 22, 2016, (your “Start Date”), you have served and will continue to serve as the Company’s Chief Sales and Marketing Officer (the “CSMO”), reporting to the Company’s President and Chief Executive Officer (the “CEO”). You will work remotely in Del Mar, California. Of course, Sonim may change your position, duties, and work location from time to time, as it deems necessary. You will devote your full business time and attention to the business affairs of the Company, except for reasonable vacations and periods of illness or incapacity. As a Sonim employee, you will be expected to abide by Company rules and policies and to acknowledge in writing that you have read the Company’s Employee handbook.

2. Compensation and Benefits.

(a) Base Salary. You will receive a base salary of $29,166.66 monthly ($350,000.00 annualized), less required and designated payroll deductions and withholdings, and payable according to the Company’s regular payroll schedule. Your annual base salary will be reviewed from time to time and is subject to change at the discretion of the CEO, subject to approval by the Board of Directors.

(b) Variable Compensation. See Appendix A—Sales Compensation Plan for description of the variable compensation plan agreed upon for the calendar years 2017 and 2018. Ensuing years’ variable compensation will be determined in accordance with a compensation plan to be mutually agreed upon at the beginning of each calendar year.

(c) Benefits. You will be eligible to participate in the Company’s standard employee benefits pursuant to the terms, conditions and limitations of the applicable benefit plans. In the event of the consummation of a Change in Control, the Company will use its reasonable best efforts to ensure that the benefits provided to you following the Change in Control (assuming your employment continues) will be equal to or greater than the benefits provided to you as of the date of this Agreement.

Page Two

(d) Cash Bonus Plan. As a member of senior management of the Company, you will be eligible to participate under the Company’s Cash Bonus Plan, the current terms of which are set forth on Exhibit A-1 attached hereto. Notwithstanding the terms of the Company’s Cash Bonus Plan that require your continued employment through the determination date of payment of an earned cash bonus, in the event that the Company terminates your employment for any reason, or your employment terminates due to your death or permanent disability, or you resign for Good Reason, you will be entitled to receive a pro-rata payment of your Target Bonus for the year of your termination based on the number of months of your employment during the applicable bonus year and based on full achievement of the EBITDA target under the Cash Bonus Plan.

(e) Equity Incentive Compensation. You have been granted the following stock options (the “Options”);

•

On February 14, 2017, an option to purchase 3 million shares of the Company’s Comnon Stock (200,000 shares following the 15:1 reverse stock split that was effected on November 2, 2018 (the “Split”), subject to adjustment for further stock splits, dividends, etc.; and

•	On September 10, 2018, an option to purchase up to 2 million shares of the Company’s Common Stock (133,333 shares following the Split), subject to adjustment for further stock splits, dividends, etc.

The Options were granted pursuant to the Company’s 2012 Equity Incentive Plan (the “Plan”). The Options are subject to the terms and conditions of the Plan, any amendements thereto, and the applicable grant notice and award agreement. The option for 3 million shares (200,000 shares following the Split) has an exercise price of $0.75 per share and is subject to vesting with respect to 25% of the shares on the one year anniversary of the Start Date and the remainder of the shares shall vest with respect to 1/48 of the shares in equal monthly installments thereafter, subject to your continued service to the Company. The above option for 2 million shares (13,333 following the Split) has an exercise price of $0.90 per share and is subject to vesting upon the achievement of certain performance based goals as listed in Exhibit A-2 attached hereto.

3. Proprietary Information Agreement and Company Policies. At the time of commencement of your employment, you executed an Employment, Confidential Information and Invention Assignment Agreement with the Company (the “Proprietary Information Agreement”), a copy of which is attached hereto as Exhibit B. You acknowledge and agree that you continue to be required to comply with the Proprietary Information Agreement as a condition of your continued employment. In addition, you agree that you will continue to comply with the Company’s policies and procedures generally regarding proprietary and confidential information and otherwise as are in effect from time to time.

Page Three

4. No Conflicts. During the term of your employment with the Company, except on behalf of the Company, you agree not to directly or indirectly, whether as an officer, director, employee, stockholder, partner, proprietor, associate, representative, consultant, agent, or in any capacity whatsoever, engage in, become financially interested in, be employed by or have any business connection with any other person, corporation, firm, partnership or other entity whatsoever which is known by you to compete directly with the Company, throughout the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may own, as a passive investor, securities of any publicly-held competitor corporation, so long as your direct holdings in any one such corporation shall not in the aggregate constitute more than 1% of the voting stock of such corporation.

5. At-Will Employment Relationship. Your employment relationship continues to be terminable at will, and either you or the Company may terminate your employment relationship at any time, with or without Cause, and with or without advance notice. In addition, the Company may modify the other terms and conditions of your employment, including, but not limited to, compensation, benefits, position, title, reporting relationship and office location, from time to time in its sole discretion. Your at-will employment relationship can only be changed in a written agreement signed by you and the CEO or by a duly authorized member of the Board.

6. Severance Benefits.

(a) Termination by the Company without Cause; Termination Due to Death or Disability; Resignation for Good Reason, Prior to a Change in Control. If at any time prior to a Change in Control, or more than thirteen (13) months after a Change in Control, the Company terminates your employment without Cause, or your employment terminates due to your death or permanent disability, or you resign for Good Reason, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to your obligations below, the Company will provide you the following severance benefits:

(i) the Company will make severance payments to you in the form of salary continuation payments for a period of six (6) months at the rate of your base salary in effect as of your termination date, less required and designated payroll deductions and withholdings; and

(ii) if you timely elect continued health insurance coverage under COBRA, the Company will reimburse you the cost of your COBRA premiums to continue your coverage (including coverage for eligible dependents, if applicable) (“COBRA Premiums”) through the period (the “COBRA Premium Period”) starting on the Separation Date and ending on the earliest to occur of: (x) six (6) months after your termination (y) the date you become eligible for group health insurance coverage through a new employer; or (z) the date you cease to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA during the COBRA Premium Period, you must immediately notify the Company in writing of such event.

Page Four

(b) Termination by the Company without Cause; Resignation for Good Reason, Following a Change in Control. If at any time within thirteen (13) months after a Change in Control, the Company terminates your employment without Cause, or you resign for Good Reason, and provided such termination constitutes a Separation from Service, then subject to your obligations below, the Company will provide you with the following severance benefits:

(i) the Company will make severance payments to you in the form of salary continuation payments for a period of twelve (12) months at the rate of your base salary in effect as of your termination date, less required and designated payroll deductions and withholdings;

(ii) if you timely elect continued health insurance coverage under COBRA, the Company will reimburse you for your COBRA Premiums through the period (the “CIC COBRA Premium Period”) starting on the Separation Date and ending on the earliest to occur of: (x) six (6) months after your termination (y) the date you become eligible for group health insurance coverage through a new employer; or (z) the date you cease to be eligible for COBRA continuation coverage for any reason, including plan termination. In the event you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA during the CIC COBRA Premium Period, you must immediately notify the Company in writing of such event; and

(iii) the vesting of the shares granted under the option for 3 million shares described in Section 2 (e) above shall be accelerated such that the option shares that would have vested had you remained employed for two years following the date of your termination shall vest and become immediately exercisable as of your termaination date.

(iv) 25% of the shares granted under the option for 2 million shares described in Section 2 (e) above shall vest and become immediately exercisable as of your termaination date.

(v) For purposes of clarity, if you receive severance benefits under this section 6(b), you shall not be eligible for severance benefits under section 6(a).

(c) The severance benefits described above are conditional upon (a) your continuing to comply with your obligations under your Proprietary Information Agreement; and (b) your delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 30 days following your Separation from Service. The salary continuation payments will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your Separation from Service; provided, however, that no payments will be

Page Five

made prior to the 30th day following your Separation from Service. On the 30th day following your Separation from Service, the Company will pay you in a lump sum the salary continuation payments that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 30th day in compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the effectiveness of the release, with the balance of the salary continuation payments being paid as originally scheduled.

7. Definitions.

(a) Cause. For purposes of this Agreement, “Cause” is defined as any of the following: (i) theft, dishonesty, or falsification of any employment or Company record; (ii) conviction (including any plea of guilty or nolo contendere) of a felony or any criminal act that impairs your ability to perform your duties with the Company; (iii) failure or inability to perform any reasonable assigned duties after notice from the Company of, and a reasonable opportunity to cure, such failure or inability, if capable of cure; (iv) improper disclosure of the Company’s confidential or proprietary information; (v) commission of an intentional or grossly negligent act that has a material detrimental effect on the Company’s reputation or business; or (vi) any material breach of any written agreement with the Company, which breach is not cured pursuant to the terms of such agreement, if capable of cure, or a material breach of a confidentiality or proprietary information and inventions agreement, which breach shall be deemed non-curable.

(b) Change in Control. For purposes of this Agreement, a “Change in Control” is defined as (i) the consummation of an “Acquisition” or “Asset Transfer” as defined in the Company’s then-current Amended and Restated Certificate of Incorporation and (ii) regardless of whether such transaction constitutes an “Acquisition” or “Asset Transfer”, the consummation of a transaction in which a publicly-listed company (“PubCo”) acquires the Company (by way of merger or asset sale) in exchange for PubCo stock.

(c) Good Reason. For purposes of this Agreement, you will have “Good Reason” for your resignation from your employment with the Company if any of the following actions are taken by the Company without your express written consent:

(i) any failure by the Company to pay, or any material reduction by the Company of (a) your base salary in effect immediately prior to such failure to pay or reduction (unless reductions comparable in amount and duration are concurrently made generally for employees of the Company with responsibilities, organizational level and title comparable to your own), or (b) your bonus compensation amount eligibility, if any, in effect immediately prior to the date of such failure to pay or such reduction (subject to applicable performance requirements with respect to the actual amount of bonus compensation you earn);

Page Six

(ii) the assignment of any duties, or the reduction of your responsibilities or duties, that are materially inconsistent with your position, duties, responsibilities and status with the Company immediately prior to such assignment or reduction; provided, however, that your assignment to an operating division of an acquiring company that includes the business of the Company following an acquisition, pursuant to which your duties are commensurate with the duties you had before the acquisition, except that the business of the Company is no longer independent but contained in a division, shall not be deemed a material reduction of your responsibilities, duties, or status hereunder and your resignation in connection therewith shall not be deemed for “Good Reason;” or

(iii) the relocation of your principal place of employment to a location that is more than thirty (30) miles from the City of Del Mar, in County of San Diego in the State of California;

provided, however, that to resign for Good Reason, you must (1) provide written notice to the CEO within 30 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than 90 days after the expiration of the cure period.

8. Code Section 409A. It is intended that all of the benefits and payments under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions. If not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Code Section 409A and incorporates by reference all required definitions and payment terms. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) will be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder will at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then if delayed commencement of any portion of such payments is required to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Separation from Service, and (ii) the date of the your death (such earlier date, the “Delayed Initial Payment Date”), the Company will (A) pay to you a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above. No interest will be due on any amounts so deferred.

Page Seven

9. Entire Agreement. This Agreement, including the Proprietary Information Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment. If you enter into this Agreement, you are doing so voluntarily, and without reliance on any promise, warranty, representation or agreement, written or oral, other than those expressly contained herein. This Agreement supersedes any and all promises, warranties, representations or agreements, whether oral or written, including the Offer Letter. This Agreement may not be amended or modified except by a written instrument signed by you and a duly authorized member of the Board.

10. Enforceability. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement, and the Agreement, including the invalid or unenforceable provisions, shall be enforced insofar as possible to achieve the intent of the parties.

11. Binding Nature. This Agreement will be binding upon and inure to the benefit of the personal representatives and successors of the respective parties hereto.

12. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of California without regard to conflicts of law principles.

13. Miscellaneous. With respect to the enforcement of this Agreement, no waiver of any right hereunder shall be effective unless it is in writing. For purposes of construction of this Agreement, any ambiguity shall not be construed against either party as the drafter. This Agreement may be executed in more than one counterpart, and signatures transmitted via facsimile shall be deemed equivalent to originals.

Page Eight

If these revised terms of your employment with Sonim are acceptable to you, please sign this Agreement and return it to me.

Sincerely,
Sonim Technologies, Inc.

/s/ Joseph Hooks
Joseph T. Hooks
Chief Administrative Officer

Understood and agreed to:

/s/ Charles Becher
Charles Becher

2/7/19 Date

Appendix A

Sales Compensation Plan

This plan is entered into by and between Sonim Technologies, Inc., a Delaware corporation with its principal place of business at 1825 S. Grant Street, Suite 200, San Mateo, CA 94402, United States of America (“Sonim”), and Charles Becher located at 770 W. Solana Circle, Solana Beach, CA 92075 (“Employee”) and is in effect for the Period unless earlier terminated in writing by either Party (“Plan”).

1.	Definitions

a.	Base Salary:	USD 350,000.00 annualized.

b.	Cash Result:	operating profit of Sonm, plus any depreciation and/or amortization, less any capitalized NRE expenditures and/or fixed asset purchases in accordance with USGAAP.

c.	Cash Result Bonus:	USD 100,000.00 annualized at 100% attainment of the

Cash Result Target.

d.	Cash Result Target:	see Exhibit A-1.

e.	Multiplier:

% attainment of Revenue Target	<60%	60≤x<80%	80%≤x≤100%	>100%
Multiplier	0.0x	0.5x	1.0x	2.0x	*

*	2.0x Multiplier shall apply ONLY to the percentage attainment above 100% (e.g. If Employee attains 150% of Target, the 2.0x Multiplier will only be applied to the 50% above 100% (150%-100%=50%)).

f.	Period/Term: January 1, 2017 – December 31, 2018.

g.	Product: mobile devices, accessories, and/or applications (outlined in Exhibit A) sold by Sonim.

h.	Revenue: the total revenue recorded by Sonim for Products sold in accordance with US GAAP (resulting from purchase orders which have been received and accepted, delivered, and invoiced by Sonim).

i.	Revenue Bonus: USD 150,000.00 annualized at 100% attainment of the Revenue Target.

j.	Revenue Target:

Period	1H’2017	2H’2017
Revenue Target	USD 34,500,000.00	USD 35,500,000.00

Period	1H’2018	2H’2018
Revenue Target	USD 43,775,000.00	USD 69,414,235

2.	Variable Compensation

a.	Revenue Bonus

i.	Employee will be eligible to earn a Revenue Bonus twice per year based Sonim’s attainment of the Revenue Target set forth in that period.

ii.

At 100% attainment of the Revenue Target, Employee will earn one hundred percent (100%) of his Revenue Bonus for that period (each calendar half-year’s target Revenue Bonus shall be one-half (1/2) of the annualized target Revenue Bonus).

iii.	Employee’s Revenue Bonus will be calculated as follows:
1.

If the percentage attainment of the Revenue Target in that period is less than or equal to one hundred percent (100%), Employee’s Revenue Bonus will be calculated by multiplying Employee’s Revenue Bonus for that period by the percentage attainment of the Revenue Target in that period by the Multiplier.

2.

If the percentage attainment of the Revenue Target in that period is greater than one hundred percent (100%), Employee’s Revenue Bonus will be calculated by adding (a) the sum of one hundred (100%) of the Employee’s Revenue Bonus for that period and (b) the product obtained by multiplying (i) the Employee’s Revenue Bonus for that period by (II) the percentage attainment of the Revenue Target in that period above one hundred percent (100%) by (iii) the Multiplier.

b.	Cash Result Bonus

i.

Subject to the discretion of the Board of Directors of Sonim (the “Board”), Employee shall be eligible to earn a Cash Result Bonus, under terms and conditions similar to those of other members of the Sonim executive team, that will be based on the Cash Result performance of Sonim. The exact terms and conditions will be attached hereto as Exhibit A-1 via a fully executed Amendment to this Plan, once approved by the Board.

3.	Payment of Variable Compensation

a.

Any variable compensation earned hereunder will be paid within 30 days following the fiscal half-year period end in which Sonim records the Revenue and/or the Cash Result, provided that Sonim, at its sole discretion, has received payment or has reasonable expectations of collection of the receivables in a timely fashion from the customers.

i.	For the avoidance of doubt, Sonim’s fiscal half-year periods end on June 30th and December 31st each year.

b.	All payments, less any applicable deductions or withholdings, will be made in accordance with Sonim’s standard payroll policies and practices.

4.	Miscellaneous

a.

Sonim reserves the right to make adjustments to the Plan, upon written notification to the Employee, based on restructuring, administrative changes or errors, significant market shifts, or other business reasons with prior written notification to the Employee.

b.

Sonim’s management team, in their sole discretion, will review “windfall” sales to determine the appropriate compensation treatment. “Windfall” sales are defined as one or more sales in a single account that makes a buying decision with only minimal involvement by the Employee in the sales process.

c.

No Guarantee of Employment. Nothing in this Plan is intended to alter the terminable at-will nature of Employee’s right or Sonim’s right to terminate Employee’s employment at will, at any time with or without cause, and with or without advance notice. Employee’s employment with Sonim is not for a specified duration and this Plan is not an employment contract for a specified duration.

d.

In the event that Employee’s employment has been terminated (either by Sonim or by the Employee), the Employee shall be entitled to any variable compensation earned on or before the termination date. Such variable compensation will be paid in accordance with the terms of this Plan. For the avoidance of doubt, Variable Compensation cannot be earned after the termination date.

e.

Entire Agreement. This Plan and, if applicable, the Employee’s employment letter, constitute the entire Agreement with respect to variable compensation and supersedes all prior or contemporaneous agreements or representations, written or oral.

EXHIBIT A – PRODUCTS

Product
Battery
Belt Clip
BT PTT Headset
BT RSM
Car Charger
Car Cradle
CSM
Fitted Case
Gooseneck Mic
IS Headset
IS RSM
Juice Pack
Nighthawk BT PTT Mic
Palm Mic
Passive Car Cradle
PTT wired Headset
Rugged Pouch
Safety Box
Savox Wired RSM
Screwdriver
Sonim XP5700
Sonim XP5800
Sonim XP5800 IS
Sonim XP6700
Sonim XP6700 IS
Sonim XP7700
Sonim XP7700 IS
Sonim XP7700 Z1
Sonim XP7700 Z2
Sonim XP8800
Sonim XP8800 IS
USB Adapter
USB Cable
Wall Charger
Wired Headset
Wired PTT RSM (Klein)
Xpand Barcode Scanner
XPand LS
XPand NFC

Sonim may amend this list of Products from time to time with written notification to the Employee.

EXHIBIT A-1 – CASH RESULT BONUS PLAN AND TARGET

BONUS PLAN PAYOUT AT VARIOUS LEVELS OF ACHIEVEMENT:

	EBITDA	BONUS	PRE-BONUS	POOL AS % OF
ACHIEVEMENT LEVEL	ACHIEVED	POOL	EBITDA	PRE-BONUS EBITDA
AOP Targets	$8,105,204	$1,173,511	$9,278,715	12.647%
80% Achievement (Minimum)	$6,484,163	$642,932	$7,127,095	9.021%
90% Achievement	$7,294,684	$947,732	$8,242,415	11.498%
100% Achievement	$8,105,204	$1,252,532	$9,357,736	13.385%
110% Achievement	$8,915,724	$1,504,932	$10,420,656	14.442%
125% Achievement	$10,131,505	$1,883,532	$12,015,037	15.676%
150% Achievement	$12,157,806	$2,364,532	$14,522,338	16.282%
175% Achievement	$14,184,107	$2,895,532	$17,079,639	16.953%

	Charles Becher
	Base Salary	$350,000
EBITDA	% ACHIEVEMENT	% PAYOUT	% of COMP	$ PAYOUT
$8,105,204	100.0%	100.0%	16.7%	$100,000
$8,915,724	110.0%	115.0%	18.7%	$115,000
$10,131,505	125.0%	137.5%	21.6%	$137,500
$12,157,806	150.0%	175.0%	25.9%	$175,000
$14,184,107	175.0%	212.5%	29.8%	$212,500

Assumptions:

•	Minimum achievement to reach bonus remains at 80% but decreases at the rate of 3% for every 1% miss, so at 80% achievement there is a 40% payout.

•	Achievement over 100% set at 1.5% for each 1% over 100%.

•	Plan is a linear progression rather than a step function.

•	Discretionary fund intended to be distributed to VP/Directors based on performance.

EXHIBIT A-2 – Performance Based Vesting Terms

•	500,000 shares (of your original performance based grant) vest at the end of any year in which revenue exceeds revenue plan by 25% or greater.

•	500,000 shares (of your original performance based grant) vest at the end of any year in which Gross Margin exceeds 39%.

•	An Additional 500,000 shares (of your performance based grant) vest at the end of any year in which Gross Margin exceeds 42%.